Filed pursuant to Rule 424(b)(3)

File No. 333-278477

APOLLO DEBT SOLUTIONS BDC

SUPPLEMENT NO. 8 DATED JANUARY 13, 2026

TO THE PROSPECTUS DATED APRIL 16, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “Company”), dated April 16, 2025, (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are:

•	To disclose that the Company entered into a Revolving Credit and Security Agreement with Toucan Funding (as defined below); and

•	To update the Prospectus.

Toucan Funding Credit Facility

On December 19, 2025 (the “Closing Date”), Toucan Funding LLC (“Toucan Funding”), a Delaware limited liability company and newly formed subsidiary of Apollo Debt Solutions BDC, a Delaware statutory trust (the “Fund” or “us”), entered into a Revolving Credit and Security Agreement (the “Toucan Funding Credit Agreement”), with Toucan Funding, as borrower, the Fund, in its capacity as collateral manager, the lenders from time to time parties thereto, Truist Bank, as administrative agent and swingline lender, Truist Securities, Inc., as lead arranger, Citibank, N.A., as collateral agent, document custodian and custodian, and Virtus Group, LP, as collateral administrator.

From time to time, the Fund expects to sell and contribute certain investments to Toucan Funding pursuant to a Purchase and Contribution Agreement, dated as of the Closing Date, by and between the Fund and Toucan Funding. No gain or loss will be recognized as a result of any such sale or contribution. Proceeds from the Toucan Funding Credit Agreement will be used to finance the origination and acquisition of eligible assets by Toucan Funding, including the purchase of such assets from the Fund. The Fund retains a residual interest in assets contributed to or acquired by Toucan Funding through its ownership of Toucan Funding. The maximum principal amount of the Toucan Funding Credit Agreement as of the Closing Date is $600 million, which can be drawn in multiple currencies subject to certain conditions; the availability of this amount is subject to a borrowing base, which is determined on the basis of the value and types of Toucan Funding’s assets from time to time, and satisfaction of certain conditions, including certain concentration limits. The Toucan Funding Loan and Servicing Agreement contains an accordion provision that permits an increase to the maximum principal amount up to $1 billion.

The Toucan Funding Credit Agreement provides for the ability to draw and redraw revolving loans under the Toucan Funding Credit Agreement for a period of up to three years after the Closing Date unless the commitments are terminated sooner as provided in the Toucan Funding Credit Agreement (the “Toucan Funding Scheduled Reinvestment Period End Date”). Unless otherwise terminated, the Toucan Funding Credit Agreement will mature on the date which is five years after the Closing Date (the “Toucan Funding Final Maturity Date”). Prior to the Toucan Funding Scheduled Reinvestment Period End Date, proceeds received by Toucan Funding from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings, and the excess may be returned to the Fund, subject to certain conditions. Following the Toucan Funding Scheduled Reinvestment Period End Date but prior to the Toucan Funding Final Maturity Date, proceeds received by Toucan Funding from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings, as well as principal on outstanding borrowings in accordance with the terms of the Toucan Funding Credit Agreement, and the excess may be returned to the Fund, subject to certain conditions. On the Toucan Funding Final Maturity Date, Toucan Funding must pay in full all outstanding fees and expenses and all principal and interest on outstanding borrowings, and the excess may be returned to the Fund.

Under the Toucan Funding Credit Agreement, Toucan Funding is permitted to borrow amounts in U.S. dollars or certain other permitted currencies. Amounts drawn under the Toucan Funding Credit Agreement, will bear interest, depending on the advance type, at the applicable benchmark rate (which, for U.S. dollar advances, is one-month Term SOFR), in each case, plus an applicable margin of 1.60% per annum, which applicable margin will increase by 0.125% per annum after the Toucan Funding Scheduled Reinvestment Period End Date. The Toucan Funding Credit Agreement contains customary covenants, including certain limitations on the activities of Toucan Funding, including limitations on incurrence of incremental indebtedness and customary events of default. The Toucan Funding Credit Agreement is secured by a perfected first priority security interest in the assets of Toucan Funding and on any payments received by Toucan Funding in respect of those assets. Assets pledged to the lenders under the Toucan Funding Credit Agreement will not be available to pay the debts of the Fund.

Borrowings of Toucan Funding are considered our borrowings for purposes of complying with the asset coverage requirements under the Investment Company Act of 1940, as amended (the “1940 Act”).

Terms used in the foregoing paragraphs that are not otherwise defined have the meanings set forth in the Toucan Funding Credit Agreement. The description above is only a summary of the material provisions of the Toucan Funding Credit Agreement and the Purchase and Contribution Agreement and is qualified in its entirety by reference to the copies of the Toucan Funding Credit Agreement and Purchase and Contribution Agreement, which are attached as exhibits to the registration statement of which this Prospectus is a part.

Updates to Prospectus

The following replaces the paragraph under “Alabama” in the “Suitability Standards” section of the Prospectus and all similar disclosure in the Prospectus:

Alabama—Alabama investors must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000 or (b) a minimum net worth of $350,000. In addition, an investment in this offering and other non-traded direct participating programs shall not exceed 10% of investors’ liquid net worth at the time of investment. “Liquid net worth” is defined as that portion of net worth consisting of cash, cash equivalents, and readily marketable securities. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) are not subject to the foregoing concentration limit.

The following replaces the suitability standards for Alabama residents in “Appendix A: Form of Subscription Agreement”:

If I am an Alabama resident, I have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000 or (b) a minimum net worth of $350,000. In addition, an investment in this offering and other non-traded direct participating programs shall not exceed 10% of investors’ liquid net worth at the time of investment. “Liquid net worth” is defined as that portion of net worth consisting of cash, cash equivalents, and readily marketable securities. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) are not subject to the foregoing concentration limit.

The following is added to the end of the paragraph under “Kentucky” in the “Suitability Standards” section of the Prospectus, to the end of the suitability standards for Kentucky residents in “Appendix A: Form of Subscription Agreement” and all similar disclosure in the Prospectus:

Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing concentration limit.

The paragraph titled “North Dakota” in the “Suitability Standards” section of the Prospectus and all similar disclosure in the Prospectus, including the suitability standards for North Dakota residents in “Appendix A: Form of Subscription Agreement” are hereby removed.